September 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (206) 377-3020

Mr. Thomas W. Casey
Executive Vice President and
Chief Financial Officer
Washington Mutual, Inc.
1301 Second Avenue
Seattle Washington 98101

Re: Washington Mutual, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2006
         Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
         File No. 001-14667

Dear Mr. Casey:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2006

Management's Discussion and Analysis, page 18

Operating Segments, page 36

1.   We refer to the Condensed income statement of the "Commercial Group" on page 42 which shows a reversal of the allowances for loan and lease losses of $81 million or 22% of net income for the segment in 2006 as a result of *changes to multi-family loan loss assumptions.*   Please tell us and revise future filings to provide the following information:

    • The nature of the changes in these assumptions and their relationship to any changes in assumptions made to determine the allowance for loan losses on a consolidated level;

    • How the changes in the assumptions factor in changes in the credit risks of the segmented loan portfolio in 2006 as compared to prior years; and

    • How the Company considered the $4.6 billion or 18% increase in multi-family loans in 2006 as compared to 2005. Refer to the "Loans" section on page 34.

Allowance for Loan and Lease Losses, page 57

2.   We refer to the penultimate paragraph on page 60 that states the reduction in the allowance for loan losses in 2006 as compared to 2005 was the result of the following:

    • Improvements in the credit profile of *certain held for investment products* and

    • *Refinements* to the Company's reserve and provisioning methodology.

    Please tell us and in future filings revise this section to provide the following information:

    • Identify the *certain held for investment products* and explain what the specific quantifiable improvements were that resulted in a reduction of the allowance for loan losses in 2006; and

    • Describe the nature of the refinements that were made to the Company's reserve methodology and explain how the change in reserve methodology resulted in a more reliable estimate of the allowance for loan losses.

3.   We note your disclosure related to your determination of allocated allowance using loss factors based on historical loan performance and industry historical loan loss data given

the significant increase in the amount of your non-traditional loan products. Please tell us and revise this section in future filings to describe how you consider the following in determining any adjustments to historical loss rates for groups of homogenous mortgage loans:

- National and local economic trends and conditions, such as concentrations of high credit risk loans in geographic areas with depressed real estate value;

- Trends in volumes and changes in the terms of high credit credit loans, such as subprime and Option ARM loans with negative amortization and significant resets of interest rates;

- Effects of changes in lending policies and procedures which may affect the credit risk characteristics of certain segments of the loan portfolio;

- Material changes in the levels of and trends in delinquencies and impaired loans by geographic areas, by types of loans or by the level or nature of the collateral; and

- Credit concentrations to a single borrower, groups of high risk credit loans or geographic areas.

4.   We refer to the last paragraph on page 60 that states the decrease in the unallocated allowance in 2006 as a percentage of total loans was the result of including in the allocated allowance *certain factors* that were previously not modeled but were included in the unallocated allowance. Please tell us and revise future filings to clarify:

- What was the nature of these *certain factors* that were previously not modeled;

- How the unallocated allowance was previously determined without modeling these certain factors; and

- Why you consider the current provisioning methodology provides a better estimate of the allowance for loan losses.

Liquidity Risk and Capital Management, page 63

5.   We refer to the "Option ARM Home Loans, Loan Performance" section on page 53 which shows that *Capitalized interest income from option adjustable-rate mortgages* was $1.068 billion in 2006 and $292 million in 2005, equal to 34% and 9%, respectively of income from continuing operations for each year. Please tell us and revise future filings to disclose the expected impact of these interest deferrals related to the negative amortization of Option ARM loans and recasting events on the Company's future operating cash flows and liquidity considering:

- Option ARM loans are high risk loans which totaled $63.6 billion in 2006 or 28% of the total loan portfolio for 2006;

- Approximately 49% or $31 billion of the Option ARM loans are related to real estate located in California which has recently experienced significant decreases in the market value of home real estate property; and

- About 3.2% and 12.1% of the Option ARM loans will recast in 2007 and 2008, equal to $2 billion and $7.7 billion, respectively, to the full amortizing payment without any annual interest rate cap.

Note 1, Summary of Significant Accounting Policies, page 89

Securities, page 90

6.   We refer to the statement in the second paragraph of this section that states for *certain investments* you recognize interest income using a prospective interest method in accordance with EITF 99-20.   Please tell us the following:

- The specific types of investments for which you use the prospective interest method and the basis for considering that these investments fall under the scope of this interest income recognition method under paragraph 12 of EITF 99-20; and

- Any changes in your analysis for impairments with respect to the investments for which you use the prospective method for determining interest income.

Allowance for Loan and Lease Losses, page 91

7.   We note the first paragraph on page 92 states the Company in 2006 redefined the population of loans to be evaluated for individual impairment to commercial business, real estate and multi-family homes with an unpaid principal balance in excess of $3 million as compared to the 2005 definition of loans with a current balance greater than $1 million or with a current balance less than $1 million with high internal risk ratings. Please tell us and in future filings provide the following information:

- Discuss the reasons why management changed in 2006 its loan loss methodology for evaluating impairments on individual commercial and multi-family home loans.

- Describe any significant changes during 2006 in the credit risk characteristics of this segment of the loan portfolio that affected the Company's decision to change its methodology.

- State the reasons why management expects this change in methodology will result in a more appropriate measure of SFAS 114 impairment losses in 2006 as compared to 2005.

- Describe how you considered factoring in your revised loan loss methodology any material increases in undetected credit risk in 2006 resulting from recent decreases in the fair value of the underlying collateral for loans in areas with depressed real estate values that have been scoped out of the analysis of individual loans.

Derivatives and Hedging Activities, page 93

8.   We refer to the last paragraph on page 93 that states the Company applies fair value or cash flow hedge accounting using standard statistical methods of regression to determine if the hedging transaction meets the SFAS 133 criteria for a highly effective accounting relationship. For each period presented, please tell us the method(s) used to evaluate hedge effectiveness and the specific hedged item(s) associated with each hedging method, as applicable. For each of your hedge effectiveness methods, please address the following:

- Tell us the quantitative and qualitative measures you use to assess effectiveness on a prospective and retroactive basis, both at inception and on an ongoing basis;

- Tell us the specific types of historical data and observations used to assess hedge effectiveness as applicable;

- Tell us the mathematical formulas and quantitative steps used to assess hedge effectiveness, as applicable;

Note 22, Derivative Financial Instruments, page 143

9. We note your disclosures related to your fair value hedges and cash flow hedges beginning on page 144 which describe the various hedging instruments used and the impact on earnings due to hedge ineffectiveness. For each of your hedging relationships other than those related to interest rate swaps for which you apply the shortcut method, please tell us how you determined that they meet the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. Additionally, please address how you considered in your evaluation of hedge effectiveness the following for each type of hedging relationship:

- The nature and terms of the hedged item or transaction;

- The nature and terms of the derivative instruments;

- The specific documented risk being hedged;

- The type of SFAS 133 hedge (fair value, cash flow, etc.); and

- Tell us whether you use the critical matched terms for assuming no hedge ineffectiveness for any of your hedging relationships for which you apply hedge accounting treatment under SFAS 133, and if so, please tell us how you determined that the hedging relationship meets each of the conditions in paragraph 65 of SFAS 133.

Form 10-Q for the period ending June 30, 2007

Note 5, Guarantees, page 9

10.   We note that your loss contingency reserve to cover estimated loss exposure related to potential loan repurchases decreased from $202 million as of December 31, 2006, to $179 million as of June 30, 2007. Please tell us and revise future filings to discuss the reasons for this decrease.

Credit Risk Management, page 44

11.   We note your disclosure that you consider loan-to-value ratios as one of the key determinants in determining the future performance of loans. We further note your table analyzing the composition of the unpaid principal loan balances reference to loan-to-value ratios at origination. Given your disclosure in the second paragraph of this section regarding increased severity in housing market and lower collateral values, please tell us and revise future filings to disclose whether and how you consider the lower collateral values in analyzing updated loan-to-value ratios as a basis for determining the future performance of loans and associated changes in your allowance for loan losses.

Allowance for Loan and Lease Losses, page 46

12.   We refer to the table of change in the allowance for loan losses on page 47 and note that the allowance for loan losses as a percentage of loans held in portfolio has been relatively constant at 0.73% when compared to 0.72% at December 31, 2006. Please tell us how you factored into your analysis the current economic conditions in the U.S. housing and credit markets and the following when determining your allowance for loan losses as of June 30, 2007:

- Nonaccrual loans were $3.275 billion as of June 30, 2007 as compared to $2.295 billion as of December 31, 2006, representing a 43% increase;

- Higher credit risk subprime loans increased from $1.283 billion as of December 31, 2006 to $1.7 billion as of June 30, 2007;

- Net charge-offs were $454 million in the six months ended June 30, 2007, as compared to $510 million in 2006;

Form 8-K filed September 13, 2007

13.   We refer to Exhibit 99.1 which provides the script of your chairman and CEO's presentation made at a financial services conference on September 10, 2007. In the presentation we note that you expect your loan loss provisioning for 2007 to be $500 million larger than the $1.5 billion to $1.7 billion projected earlier in July. We further note that the provision for loan losses recorded in the quarter ended June 30, 2007, was $372 million. Please explain to us what specific events occurred after the filing of the June 30, 2007 Form 10-Q that have caused management to increase its estimate of expected loan losses for 2007 by an additional $500 million.

*   *   *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3423 if you have any questions regarding these comments.

Sincerely,

Amit Pande
Assistant Chief Accountant